Exhibit 2.6

MUTUAL TERMINATION AGREEMENT

This MUTUAL TERMINATION AGREEMENT, dated as of February 14, 2018 (this “Agreement”), is made by and among Envigo International Holdings, Inc., a Delaware corporation (the “Company”), Avista Healthcare Public Acquisition Corp., a Cayman Islands exempted company (“Parent”), Avista Healthcare Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), Avista Healthcare NewCo, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“NewCo”) and Jermyn Street Associates LLC, solely in its capacity as Shareholder Representative (the “Shareholder Representative”). Capitalized terms used herein but not specifically defined herein shall have the meanings ascribed to such terms in the Transaction Agreement (as defined below).

WHEREAS, the Company, Parent, Merger Sub and NewCo (each, a “Party” and collectively, the “Parties”) are parties to that certain Transaction Agreement, dated as of August 21, 2017, as amended by that certain Amendment No. 1, dated as of November 22, 2017, as further amended by that certain Amendment No. 2, dated as of December 22, 2017, as further amended by that certain Amendment No. 3, dated as of January 21, 2018 and as further amended by that certain Amendment No. 4, dated as of February 9, 2018 (the “Transaction Agreement”);

WHEREAS, pursuant to Section 7.1(a) of the Transaction Agreement, the Transaction Agreement may be terminated and the transactions contemplated thereby may be abandoned at any time prior to the First Merger Effective Time (as defined in the Transaction Agreement) by mutual written consent of the Company and Parent; and

WHEREAS, each of the Company and Parent have determined to terminate the Transaction Agreement.

NOW, THEREFORE, in consideration of the mutual promises herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and Parent agree as follows:

1.Pursuant to Section 7.1(a) of the Transaction Agreement, effective as of the date hereof, the Transaction Agreement is hereby terminated;

2.Section 7.2 of the Transaction Agreement shall govern the effect of the termination of the Transaction Agreement; provided, that the reference to “Section 5.2(e)” in such section shall refer instead to “Section 5.2(d)”; and

3.Each of the Company and Parent (and Parent, on behalf of each of Merger Sub and Newco) forever releases, quitclaims, discharges and holds harmless the other Parties and their respective past, present or future assigns, officers, directors, employees, affiliates, subsidiaries, parents, shareholders, members, managers, attorneys, accountants, representatives, advisors, agents, predecessors in interest and successors of and from any and all claims, demands, damages, actions, causes of action or liability of every kind or nature whatsoever for, on account of or growing out of any matters pertaining to, relating to or arising out of the Transaction Agreement.

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IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its respective officer thereunto duly authorized, all as of the date first written above.

ENVIGO INTERNATIONAL HOLDINGS, INC.

By:	/s/ Mark Bibi
Name:	Mark Bibi
Title:	General Counsel

AVISTA HEALTHCARE PUBLIC ACQUISITION CORP.

By:	/s/ David Burgstahler
Name:	David Burgstahler
Title:	President and Chief Executive Officer

[Signature Page to Termination Agreement]